June 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, DC 20549

Attn:	Jan Woo, Legal Branch Chief Anna Abramson, Staff Attorney

Re:	FalconStor Software, Inc. Registration Statement on Form S-1 (File No. 333-256756)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of FalconStor Software, Inc. (the “Registrant”) for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-256756) (the “Registration Statement”), relating to the public offering of shares of common stock of the Registrant, so that the Registration Statement may be declared effective on June 16, 2021 at 4:45 P.M. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant or its outside counsel, Olshan Frome Wolosky LLP, may orally request via telephone call that such Registration Statement be declared effective.

The undersigned, as sole underwriter, confirms that we are aware of our obligations under the Securities Act.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	Head of Equity Capital Markets

cc: Jonathan J. Russo, Esq.